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INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement No. 333-109531 of Acusphere, Inc. on Form S-8 of our report dated March 15, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of certain procedures to financial statement amounts in connection with a reverse stock split for the period from inception (July 12, 1993) to December 31, 2000 that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such procedures) relating to the consolidated financial statements of Acusphere, Inc. as of and for each of the three years in the period ended December 31, 2003, appearing in this Annual Report on Form 10-K of Acusphere, Inc. for the year ended December 31, 2003.

/S/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 15, 2004